# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 6, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Senesco Technologies, Inc.

### File No. 1-31326 - CF#22871

_____

Senesco Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2008.

Based on representations by Senesco Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through November 11, 2018 |
| Exhibit 10.2 | through November 11, 2018 |
| Exhibit 10.3 | through November 11, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel